July 7, 2011

Thomas D. Peeney, Esq.
Paul, Hastings, Janofsky & Walker LLP
75 East 55th Street
New York, New York 10022

Re: Brookfield Investment Management Global Infrastructure Income Fund Inc.
        File Nos. 333-174832 and 811-22570

Dear Mr. Peeney:

        We have reviewed the registration statement on Form N-2 for Brookfield
Investment Management Global Infrastructure Income Fund Inc. (the "Fund") filed with
the Commission on June 10, 2011, in connection with the registration of its common
stock. Based on our review of the registration statement, we have the following
comments. For convenience, we generally organized our comments using headings, page
numbers, and defined terms from the registration statement.

Prospectus

Prospectus Summary
Investment Objectives and Policies, pages 1-2

1. Disclosure in the second paragraph states the Fund's principal strategy to invest at
    least 80% of its assets in infrastructure-related companies. Please revise the last
    sentence to clarify that the Fund's investment of 25% of its assets in "energy-
    related" companies will be limited to "energy-infrastructure" companies.

2. Disclosure in the last paragraph states that the Fund's fundamental policy to
    concentrate in the infrastructure industry may not be changed without the
    approval of a majority of the Fund's outstanding voting securities. The disclosure
    states further, however, that the definition of the infrastructure industry provided
    in paragraph 1 is not fundamental and may be changed without shareholder
    approval. We believe that a fund's industry concentration policy, including the
    definition of the relevant industry, are both fundamental policies that may not be
    changed without the requisite shareholder approval. Accordingly, please revise
    the disclosure in the fourth paragraph and where appropriate throughout the
    registration statement to clarify that the definition of "infrastructure industry" may
    not be changed without shareholder approval.

3. As derivatives are considered part of the Fund's investment strategy, please review the disclosure in this section and where appropriate throughout the registration statement in light of the observations set forth in the letter from Barry Miller, Associate Director, Office of Legal and Disclosure, to Karrie McMillan, General Counsel, Investment Company Institute, dated July 30, 2010. http://www.sec.gov/divisions/investment/guidance/ici07010.pdf.

Use of Proceeds, page 3

4. This section states that investment of the proceeds is expected to be substantially completed within three months, but that changes in market conditions could result in the Fund's anticipated investment period extending to as long as six months. Please describe the specific changes in market conditions that may result in a delay of this type. **See** Guide 1 to Form N-2.

Risk Factors and Special Considerations – *Emerging Markets Risk,* page 5

5. Please add disclosure to the section **Investment Objectives and Policies** regarding the Fund's ability to invest without limitation in emerging market issuers. Please make revisions where appropriate throughout the registration statement.

Risk Factors and Special Considerations – *Interest Rate Risk,* page 7

6. Please disclose the inverse relationship between interest rate movements and their effect on the valuation of debt instruments. For example, add disclosure that during periods of rising interest rates the value of debt instruments will typically decline.

Risk Factors and Special Considerations – *Swaps and Related Derivatives*, page 9

7. Please confirm whether or not the Fund will include various types of swaps and other derivatives within its 80% basket of assets in infrastructure-related securities. If so, please explain to us how derivatives, including swaps, will be counted for purposes of the Fund's 80% asset policy.

Risk Factors and Special Considerations – *Investment Companies/Exchange-Traded Funds*, page 10

8. Disclosure states that the Fund may invest in other investment companies, including exchange-traded funds. Please add the sub-caption "Acquired Fund Fees and Expenses" to the **Annual Expenses** portion of the expense table on page 15 for the expenses associated with the Fund's investment in such underlying funds. Alternatively, please explain the absence of the line item "Acquired Fund Fees and Expenses." **See** Instruction 10.a to Item 3.1 of Form N-2.

Risk Factors and Special Considerations – *Anti-Takeover Provisions,* **page 12**

9. This section states that the Fund's governing documents contain provisions that could limit the ability of other entities or persons to acquire control over the Fund. Recently, we have taken the position that it would be inconsistent with Section 18(i) of the Investment Company Act of 1940 for a closed-end fund organized as a Maryland corporation to opt-in to provisions of the Maryland Control Shares Acquisition Act (Md. Code Ann., Corps. & Ass'ns §§ 3-701 et seq.) **See** Boulder Total Return Fund, Inc. (SEC No-action letter pub. avail. Nov. 15, 2010) (http://www.sec.gov/divisions/investment/noaction/2010/bouldertotalreturn 111510.htm). Please confirm to us that the Fund, which is organized as a Maryland corporation, will not opt-in to the Maryland Control Shares Acquisition Act.

Summary of Fund Expenses, page 15

10. The third caption to the **Shareholder Transaction Expenses** portion of the table refers to offering expenses "Borne by the Fund." Since all fees and expenses described in this section are borne directly or indirectly by shareholders, please delete the words "Borne by the Fund" from the caption.

11. Footnote (*) provides that the Investment Adviser has agreed to pay an amount of the Fund's offering expenses. Please include in footnote (*) an estimate of the following:

    - The size of the offering in dollars and shares;
    - The total offering costs in dollars and costs per share;
    - The offering costs expected to be paid by the Adviser in dollars and costs per share; and
    - The offering costs expected to be paid by the Fund in dollars and costs per share.

*Covered Calls and Other Option Transactions***, page** *22*

12. The first sentence states that that the Fund may seek to "provide current income" through a strategy of writing (selling) call options on equity securities in its portfolio. As premiums received from writing call options generate gains rather than income, please delete the reference to current income from this sentence.

Short Sales, **page 23**

13. Disclosure provides that the Fund may engage in "short sales." Please confirm that the fee table will include, as an expense, an estimate of dividends paid on the Fund's short sale transactions. **See** AICPA Audit and Accounting Guide: Investment Companies, Paragraph 7.93.j (May 2010).

Statement of Additional Information

Board Leadership Structure, page 36

14. Please briefly describe the leadership structure of the Fund's board, including whether the chairman of the board is an "interested person" as defined in Section 2(a)(19) of the Investment Company Act of 1940. If the chairman of the board is an interested person of the board, disclose whether the Fund has a lead independent director and what specific role the lead independent director plays in the leadership of the Fund. In addition, disclose why the Fund has determined that its leadership structure is appropriate given the specific characteristics and circumstances of the Fund. **See** Item 18.5 (a) of Form N-2.

General Comments

15. Where a comment is made in one location, it is applicable to all similar disclosure appearing elsewhere in the registration statement.

16. We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in pre-effective amendments, on disclosures made in response to this letter, on information you supply to us, or on exhibits added in any pre-effective amendments.

17. If you intend to omit certain information from the form of prospectus included with the registration statement that is declared effective, in reliance on Rule 430A under the Securities Act of 1933, please identify the omitted information to us, preferably before filing the final pre-effective amendment.

18. Please advise us if you have submitted or expect to submit exemptive applications or no-action requests in connection with your registration statement.

19. Responses to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act. Where no change will be made in the filing in response to a comment, please indicate this fact in a letter to us and briefly state the basis for your position.

20. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require to make an informed decision. Since the Fund and its management are in possession of all facts relating to the Fund's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the Fund requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- the Fund may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

* * * * *

Please direct any questions you may have regarding the filing or this letter to me at 202.551.6956.

Sincerely,

Brion R. Thompson
Senior Counsel